State Street Navigator Securities Lending Trust
100 Huntington Avenue
 Tower 2, 3rd Floor, Mailstop CPH0326
Boston, MA 02116

April 29, 2015

VIA EDGAR CORRESPONDENCE

Ms. Stephanie Hui
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-0102

RE:	State Street Navigator Securities Lending Trust – SEC File No. 811-07567 (the “Registrant”)

Dear Ms. Hui:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the registration statement filed pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-1A (Accession Number: 0001398344-14-002461 with the Securities and Exchange Commission (the “Commission”) on April 30, 2014 (the “Registration Statement Amendment”), to update the disclosure and financial information for the series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on July 8, 2014.

Below are the Staff’s comments on the Registration Statement Amendment and the Registrant’s responses thereto.

Prospectus Comments

1.	The Staff notes that following phrase, which is part of the section entitled “Risk Factors” on pages A-6, A-4, and A-6 of each Part A filed with the Registration Statement Amendment, is not a risk and should be deleted.

“In periods of falling interest rates, a fund’s yield generally is higher than prevailing market rates.”

Response: The Registrant states that referenced disclosure bullet provides risk disclosure regarding the potential impact to a fund in volatile rate environments. The Registrant believes it is important to show the potential impact to a fund’s holdings in both rising and falling rate environments and respectively declines to remove the sentence.

Please contact me at (617) 662-1742 or djames@statestreet.com if you have any questions.

Sincerely,

/s/David James
David James

EXHIBIT

April 29, 2015

VIA EDGAR CORRESPONDENCE

Ms. Stephanie Hui
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-0102

RE:	State Street Navigator Securities Lending Trust – SEC File No. 811-07567 (the “Registrant”)

Dear Ms. Hui:

In connection with the applicable Filing, the Registrant hereby acknowledges that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure in its Filing;
•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Filing; and
•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the foregoing is responsive to your request made on July 8, 2014. Please do not hesitate to contact the undersigned at (617) 662-1742 if you have any questions concerning the foregoing.

Very truly yours,

/s/David James
David James

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